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                                                                   EXHIBIT 99.18

                  MERRILL LYNCH RETIREMENT RESERVES MONEY FUND
                                       of
                     MERRILL LYNCH RETIREMENT SERIES TRUST

          PLAN PURSUANT TO RULE 18f-3 UNDER THE INVESTMENT COMPANY ACT

     Merrill Lynch Retirement Reserves Money Fund (the "Fund") of Merrill Lynch Retirement Series Trust offers Class A Shares and Class B Shares as follows:

Distribution Fees
-----------------

     Class B Shares bear the expenses of the ongoing distribution fees applicable to such Class.

Transfer Agency Expenses
------------------------

     Each class shall bear any incremental transfer agency cost applicable to the particular Class.

Voting Rights
-------------

     Class B Shares have exclusive voting rights on any matter submitted to shareholders that relates solely to its account maintenance fees or ongoing distribution fees, as may be applicable. Each Class shall have separate voting rights on any matter submitted to shareholders in which the interests of one Class differ from the interests of the other Class.

Dividends
---------

     Dividends paid on each Class will be calculated in the same manner at the same time and will differ only to the extent that any account maintenance fee, any distribution fee and any incremental transfer agency cost relates to a particular Class.

Exchange Privileges
-------------------

     Holders of Class A Shares and Class B Shares shall have such exchange privileges as set forth in the Fund's current prospectus and statement of additional information. Exchange privileges may vary among Classes and among holders of a Class.

Other Rights and Obligations
----------------------------

     Except as otherwise described above, in all respects, each Class shall have the same rights and obligations as each other Class.